

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, MA 02458

> Re: **Hospitality Properties Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-11527**

Dear Mr. Kleifges:

We have reviewed your response letter dated August 15, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Related Person Transactions, page 77

1. We note your response to our prior comment one. We continue to be unclear how you determined your 2008 rent deferral agreement with TA is on commercially reasonable terms. Also, it does not appear that your response addresses your amendment to the rent deferral agreement in 2011. Please tell us how you are able to substantiate that the rent deferral agreement and amendment are on commercially reasonable terms. Please refer to paragraph 5 of ASC 850-10-50.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

for

Kevin Woody
Branch Chief